

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Ric Fenton
President
TCV Acquisition Corp.
250 Middlefield Road
Menlo Park, CA 94025

> **Re: TCV Acquisition Corp.**
> **Form S-1 filed March 19, 2021**
> **File No. 333-254505**

Dear Mr. Fenton:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed March 19, 2021

Risk Factors,, page 29

1. Please add a risk factor discussing that unlike most special purpose acquisition companies, investors in this offering will not receive any warrants. Discuss that investors will be losing potential benefits like the ability to retain a warrant even if they choose to sell or redeem their shares prior to a business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance